Exhibit 1.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

MUSTANG BIO, INC.,

AND

UBRIGENE (BOSTON) BIOSCIENCES INC.,

Dated as of June 27, 2024

Exhibits

Exhibit A	Bill of Sale and Assignment and Assumption Agreement

Schedules

Schedule 5.03(b)	Allocation Methodology

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 27, 2024, is entered into by and between uBriGene (Boston) Biosciences Inc., a Delaware corporation (“Seller”), and Mustang Bio, Inc., a Delaware corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, Buyer and Seller previously entered into a certain Asset Purchase Agreement dated May 18, 2023, a First Amendment to Asset Purchase Agreement dated June 29, 2023, and a Second Amendment to Asset Purchase Agreement dated July 28, 2023 (collectively, the “Prior Purchase Agreement”), whereby Buyer sold certain assets to Seller. All capitalized terms used in this Agreement that are not otherwise defined herein shall have the respective meanings given to such terms in the Prior Purchase Agreement.

WHEREAS, the parties were not able to obtain the CFIUS Clearance in connection with the Prior Agreement and a Site Lease Transition has not occurred.

WHEREAS, the parties desire for Buyer to repurchase those assets and reassume those liabilities previously transferred to Seller under the Prior Purchase Agreement.

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I

Definitions and Interpretations

SECTION 1.01      Definitions. The following terms used in this Agreement shall have the respective meanings assigned to them below:

“Accounting Firm” shall mean a nationally recognized accounting firm mutually agreed upon by the parties that has not been retained by either party within the two (2) years prior to the date of engagement of the Accounting Firm hereunder.

“Affiliate” with respect to any Person shall mean any entity that is directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise and, in any event and, without limitation of the previous sentence, any Person owning more than fifty percent (50%) or more of the voting securities of another Person shall be deemed to control that Person. The term “Affiliate” or “Affiliates” also includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, of such Person.

“Ancillary Agreements” shall mean, other than this Agreement, the agreements and instruments (including the Bill of Sale and Assignment and Assumption Agreement) executed and delivered in connection with the transactions contemplated by this Agreement.

“Bill of Sale and Assignment and Assumption Agreement” shall mean that certain Bill of Sale and Assignment and Assumption Agreement among Seller and Buyer, appended to this Agreement as Exhibit A.

“Business Day” shall mean any day other than (i) a Saturday, (ii) a Sunday or (iii) any day on which banks in Worchester, Massachusetts or Vancouver, British Colombia are authorized or obligated by law or executive order to close.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Dollars” or “$” means the lawful currency of the United States.

“Excluded Taxes” shall mean any and all liabilities for the following Taxes, in each instance regardless of whether any such Taxes are reflected or shown as due or payable on any Tax Return, and regardless of whether any such Taxes are assessed, payable or due prior to, on or after the Closing Date: (i) any and all Taxes imposed on or payable by the Seller and its respective Affiliates, regardless of the Tax period to which such Taxes relate; (ii) any and all Taxes imposed on or payable in respect of the Transferred Assets, or for which the Transferred Assets may be liable, assessed or subject, in each instance to the extent such Taxes are attributable to any Pre-Closing Tax Period or to any Pre-Closing Straddle Period; (iii) any and all Taxes of any Person imposed on or payable in respect of the Transferred Assets, whether by Contract or pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring on or prior to the Closing Date; and (iv) any and all Taxes arising from, or incurred or payable in connection with or relating to, the consummation of the transactions contemplated by this Agreement, including any Transfer Taxes.

“GAAP” shall mean generally accepted accounting principles in the United States of America, as amended from time to time.

“Governmental Entity” shall mean any applicable supranational, national, federal, provincial, state or local judicial, legislative, executive, administrative or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof).

“Income Tax” (and, with the correlative meaning, “Income Taxes”) means any Tax that is based on, or computed with respect to, net income or earnings, gross income or earnings, capital or, net worth (and any franchise Tax or other Tax in connection with doing business imposed in lieu thereof) and any related penalties, interest and additions to Tax.

“IRS” means the U.S. Internal Revenue Service.

“Judgment” shall mean any judgment, order, writ, injunction, ruling, decision, award or decree of a Governmental Entity.

“Law” or “Laws” shall mean, collectively, any applicable United States and non-U.S. federal, state or local statute, law, treaty, order, directed duty, authorization, ordinance, rule, regulation, decree, permit, concession, franchise, license, restriction, principle of common law, administrative or judicial precedent or authority, code or Judgment issued by any Governmental Entity, including the interpretation or administration thereof by any Governmental Entity charged with the enforcement, interpretation or administration thereof

“NSA” shall mean the National Security Agreement dated May 13, 2024 entered into by and among (i) Seller, (ii) uBriGene (MA) Bioscience Inc., (iii) uBriGene (Jiangsu) Biosciences, Inc., (iv) Buyer, and (v) the U.S. Government (“USG”), represented by the U.S. Department of Commerce (“Commerce”) and the U.S. Department of the Treasury (“Treasury”) as the CFIUS Monitoring Agencies (Commerce and Treasury, collectively, the “CMAs”).

“Person” shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Entity.

“Pre-Closing Tax Period” shall mean (a) all taxable periods ending on or prior to the Closing Date, and (b) with respect to a Straddle Period, the portion of any such taxable period ending on (and including) the Closing Date.

“Representatives” shall mean, with respect to a party, such party’s Affiliates and their respective directors, managers, officers, employees, attorneys, accountants, representatives, financial advisors, lenders, other sources of debt financing, consultants and other agents.

“Straddle Period” means any taxable period commencing on or prior to the Closing and ending after the Closing.

“Tax” and “Taxes” shall mean, whether disputed or not, (i) any and all foreign, United States federal, state or local tax, including but not limited to net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, capital, value added, transfer, franchise, profits, excess profits, license, withholding, payroll, employment, FICA, FUTA, social security, unemployment, stamp, excise, escheat, unclaimed property, real property, personal property, intangible property, inventory, healthcare or healthcare insurance tax, occupation, environmental, escheat, unclaimed property, customs duties, windfall profit tax, customs, duty or other tax, together with any related interest, penalty, addition to tax or additional amount imposed by any applicable Law or Taxing Authority in connection therewith.

“Taxing Authority” shall mean a Governmental Entity having jurisdiction over the assessment, determination, collection, or other imposition of any Tax.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” shall mean this Agreement, the Ancillary Agreements and all other documents and certificates required to be delivered hereunder and thereunder.

“Treasury Regulations” means the regulations issued or proposed under the Code.

SECTION 1.02      Interpretation and Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by such parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state or local Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to a party or to a section, exhibit or schedule, such reference shall be to a party to, a section of or an exhibit or schedule to this Agreement, unless otherwise indicated. All terms defined in this Agreement shall have their defined meanings when used in any Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “hereof’, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if’. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Any statute defined or referred to herein shall mean such statute as from time to time amended, supplemented or modified, including by succession of comparable successor statutes. The parties intend that each representation, warranty and covenant shall have independent significance. If any party has falsely made or breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not falsely made or breached shall not detract from or mitigate the fact that the party has falsely made or breached the first representation, warranty or covenant. Time periods based on a number of days within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and, if applicable, by extending the period to the next Business Day immediately following if the last day of the period is not a Business Day.

ARTICLE II

Closing

SECTION 2.01      Closing. The closing of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at 11:59 PM Eastern by exchange of documents and signature pages via email on the date of this Agreement, or on such other date as the parties to this Agreement may mutually agree (the “Closing Date”).

SECTION 2.02      Transferred Assets; Assumed Liabilities.

(a)            Transferred Assets. Subject to the terms and conditions of this Agreement, on the Closing Date, Seller shall sell, transfer, convey, assign, deliver and contribute to Buyer, and Buyer shall purchase, acquire, assume and accept, all of Seller’s right, title and interest in, to the Transferred Assets. “Transferred Assets” means the assets, properties and rights previously transferred by Buyer to Seller under the Prior Purchase Agreement, excluding any inventory transferred under the Prior Purchase Agreement that has been consumed or transferred to a third party by Seller since the closing of the Prior Purchase Agreement. For the avoidance of doubt, “Transferred Assets” includes all MBio Assets (as such term is defined in the NSA) that were previously sold, transferred, conveyed, assigned, delivered, or contributed by Buyer or its Affiliates to Seller or its Affiliates, to the extent such MBio Assets have not been consumed or transferred to a third party by Seller since the closing of the Prior Purchase Agreement. For the further avoidance of doubt, the “Transferred Assets” do not include inventory acquired by Seller after the closing of the Prior Purchase Agreement.

(b)            Assumed Liabilities / Excluded Liabilities. At the Closing, Buyer shall assume the Assumed Liabilities and shall agree to satisfy and discharge when due the Assumed Liabilities. “Assumed Liabilities” means the obligations, liabilities and commitments previously transferred by Buyer to Seller under the Prior Purchase Agreement.

(c)            Excluded Assets. Other than the Transferred Assets subject to Section 2.02(a), Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Transferred Assets (the “Excluded Assets”). For the avoidance of doubt, “Excluded Assets” does not include any MBio Assets (as such term is defined in the NSA) that were previously sold, transferred, conveyed, assigned, delivered, or contributed by Buyer or its Affiliates to Seller or its Affiliates.

SECTION 2.03      Purchase Price; Transactions To Be Effected at the Closing.

(a)            Purchase Price. The aggregate consideration for the Transferred Assets and Assumed Liabilities shall be an amount equal to USD $1,395,138.00 (the “Purchase Price”) and the Releases set forth in Section 7.01. $100,000 of the Purchase Price will be payable within five (5) business days after Closing (the “Upfront Purchase Price”), with the balance (the “Subsequent Purchase Price”) payable as set forth in Section 2.03(c) below.

(b)            Payment of Upfront Purchase Price. At the Closing, Buyer shall pay or cause to be paid to Seller, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller, an amount equal to the Upfront Purchase Price. To the extent all or any portion of the Upfront Purchase Price is not paid by Buyer at Closing, such unpaid Purchase Price shall accrue interest at a rate of 12% per annum until paid in full by Buyer.

(c)            Payment of Subsequent Purchase Price. On the date that is 12 (twelve) months after the Closing, Buyer shall pay or cause to be paid to Seller, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller, an amount equal to the Subsequent Purchase Price; provided, however, that, in the event that, as of the original (or any extended) date on which the Subsequent Purchase Price is payable hereunder, Buyer has, as of the date of the public reporting of its then-most recent quarterly audited or unaudited financial statements, net assets below $20 million, then Buyer may, upon written notice to Seller, elect to delay its payment obligation of the Subsequent Purchase Price by an additional six (6) months, with no limit on the number of such extensions available to Buyer. Notwithstanding the foregoing, if Buyer has not paid the Subsequent Purchase Price in full as of the date that is 12 (twelve) months after the Closing, any amounts that remain outstanding will accrue interest at a rate of 5% per annum beginning on the date that is 12 (twelve) months after the Closing and until the Subsequent Payment Amount is paid in full.

SECTION 2.04      Deliveries by Seller. At the Closing, the Seller will deliver to Buyer, each of the following:

(a)            the Bill of Sale and Assignment and Assumption Agreement, duly executed by Seller;

(b)            a certificate from the Secretary of Seller certifying that all board approvals necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party have been obtained and attaching thereto a copy of the resolutions of the board of Seller evidencing the approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby;

(c)            a certificate, dated within ten (10) Business Days of Closing, of the Secretary of State of the State of Delaware establishing that Seller is in existence and otherwise is in good standing to transact business;

(d)            an IRS Form W-9 properly completed by Seller;

(e)            counterpart signatures of any other Ancillary Agreement not listed above, duly executed by Seller; and such other documents and certificates as Buyer may reasonably request or as may be required pursuant to this Agreement.

SECTION 2.05      Delivery by Buyer. At the Closing, Buyer will deliver or cause to be delivered to the Seller (unless previously delivered) each of the following:

(a)            the Purchase Price (notwithstanding the lead-in language, delivered consistent with the provisions of Section 2.03);

(b)            the Bill of Sale and Assignment and Assumption Agreement, duly executed by Buyer;

(c)            an email confirmation from an authorized officer of Buyer certifying that all board approvals necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party have been obtained;

(d)            a certificate, dated within ten (10) Business Days after Closing, of the Secretary of State of the State of Delaware establishing that Buyer is in existence or qualified to do business therein and otherwise is in good standing to transact business;

(e)            counterpart signatures of any other Ancillary Agreement not listed above, duly executed by Buyer; and such other documents and certificates as the Seller may reasonably request or as may be required pursuant to this Agreement.

SECTION 2.06      Withholding. Buyer shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Law. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be (i) immediately paid over to the applicable Governmental Authority and (ii) treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

Representations and Warranties of the Seller

The Seller represents and warrants to Buyer as follows:

SECTION 3.01      Organization; Power; Execution. Seller is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. Seller has full power and authority to execute and deliver each Transaction Document to which it is a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents to which it is a party. Each of the Transaction Documents to which Seller is a party has been duly authorized by all necessary action on the part of Seller and has been duly executed and delivered by Seller and, assuming the valid execution and delivery by each counterparty thereto, constitutes the valid and legally binding obligation of Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

SECTION 3.02      Title to Tangible Property. Except as expressed to the contrary by CFIUS (including in the NSA or in any other communications with or from CFIUS), since the Closing of the Prior Purchase Agreement and Seller’s acquisition of the Transferred Assets, Seller has not transferred title to any of the Transferred Assets to any third party or Affiliate, has not licensed to any third party or Affiliate any of the Transferred Assets, and has not encumbered the Transferred Assets with any Liens.

SECTION 3.03      Legal Proceedings, etc. Except for CFIUS proceedings, there is no action, suit, claim, litigation, proceeding or investigation pending or, to the Knowledge of Seller, threatened against Seller affecting the Transferred Assets. To the Knowledge of Seller, there is no basis for any Person to bring a claim related to the foregoing.

SECTION 3.04      Undisclosed Liabilities. To Seller’s knowledge, there are no outstanding Product Claims against the Transferred Assets, except those which, individually or in the aggregate, would have no Material Adverse Effect.

SECTION 3.05      Compliance with CFIUS. To the best of Seller’s knowledge, the transactions contemplated by this Agreement constitute the entire “Divestment” (as defined in the NSA).

SECTION 3.06      No Other Representation or Warranties. Except for the representations and warranties contained in this ARTICLE III, Seller has not made and does not make any other express or implied representation or warranty, either written or oral, including any representation or warranty as to the accuracy or completeness of any information regarding the Seller furnished or made available to Buyer and its Representatives (including any information, documents or material delivered to the Buyer or otherwise made available to the Buyer in the data room, management presentations or in any other form and expectations of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Transferred Assets, or any representation or warranty arising from statute or otherwise in Law. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, SELLER HEREBY DISCLAIMS AND EXCLUDES ALL WARRANTIES, WHETHER STATUTORY, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to the Seller as follows:

SECTION 4.01      Organization; Power; Execution. Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of Delaware. Buyer has full power and authority to execute and deliver each Transaction Document to which it is a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents to which it is a party. Each of the Transaction Documents to which Buyer is a party has been duly authorized by all necessary action on the part of Buyer, has been duly executed and delivered by Buyer and, assuming valid execution and delivery by each counterparty thereto, constitutes a valid and legally binding obligation of Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

SECTION 4.02      Compliance with CFIUS. To the best of Buyer’s knowledge, the transactions contemplated by this Agreement constitute the entire “Divestment” (as defined in the NSA).

ARTICLE V

Covenants

The Seller covenants and agrees with Buyer, and Buyer covenants and agrees with the Seller:

SECTION 5.01      Payments from Third Parties. In the event that, on or after the Closing Date, any party hereto shall receive any payments or other funds due to another party hereto pursuant to the terms of any of the Transaction Documents, then the party receiving such funds shall promptly forward such funds to the proper party.

SECTION 5.02      Publicity. Other than any press release that may be agreed in writing by Buyer and the Seller to be issued following the Closing, neither Buyer nor Seller shall originate any publicity, news release or other public announcement, written or oral, whether relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties, without the prior written consent of the other party, except where such publicity, news release or other public announcement is required by Law.

SECTION 5.03      Tax Treatment and Purchase Price Allocation.

(a)            The parties hereto agree and acknowledge that, for U.S. federal and applicable state and local Income Tax purposes, Buyer’s acquisition of the Transferred Assets from Seller will be treated as a taxable sale and purchase of the Transferred Assets under Section 1001 of the Code (the “Intended Tax Treatment”).

(b)            For U.S. federal (and applicable state and local) Income Tax purposes, the parties shall allocate the Purchase Price (plus any Assumed Liabilities and any other amounts treated as consideration for applicable Income Tax purposes) (the “Tax Purchase Price”) among the Transferred Assets for tax purposes in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations promulgated thereunder in the manner specified in Schedule 5.03(b) attached hereto (the “Allocation Methodology”). Buyer shall deliver a draft schedule of the allocation of the Tax Purchase Price among the Transferred Assets for Income Tax purposes that is consistent with the Allocation Methodology (the “Allocation Schedule”) to Seller within sixty (60) days following the Closing Date. If Seller disagrees with the draft Allocation Schedule, then Seller shall, within thirty (30) days following receipt thereof, deliver a written objection to Buyer. Buyer and Seller shall attempt to resolve any disagreement with respect to the draft Allocation Schedule in good faith and Buyer shall make such changes to the draft Allocation Schedule as are mutually agreed by Buyer and Seller. If Seller does not notify Buyer of a dispute with respect to the draft Allocation Schedule within such 30-day period, then such draft Allocation Schedule will be final, conclusive and binding on Buyer and Seller. In the event of a dispute, if Buyer and Seller, notwithstanding such good faith effort, fail to resolve such dispute within ten days after Seller advises Buyer of its objection, then such dispute shall be resolved by the Accounting Firm. The fees for the Accounting Firm shall be split among the parties in accordance with this Section 5.03.

(c)            If the parties are unable to agree on a mutually acceptable Accounting Firm, then they each shall select an independent accounting firm of nationally recognized reputation within five (5) days of notice of such dispute by either party and such firms shall mutually select a third firm of nationally recognized reputation to serve as the Accounting Firm. The Accounting Firm shall resolve only those matters set forth in the objection notice remaining in dispute and is not to otherwise investigate any matter independently. The parties each agree to furnish to the Accounting Firm access to such Persons and such information, books, and records as may be reasonably required by the Accounting Firm to make its final determination. The parties shall also instruct the Accounting Firm to render its reasoned written decision as promptly as practicable but in no event later than thirty (30) days from the date that information related to the unresolved objections is presented to the Accounting Firm.

(d)            The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Seller and Buyer based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of the Seller’s position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of such costs would be borne by Seller. The Accounting Firm’s judgment as to the disputed matter will be final, conclusive and binding on the parties; provided, however, that the Accounting Firm shall be required to make its determination in a manner consistent with the Allocation Methodology.

(e)            The parties agree that the Allocation Schedule (as finally determined in accordance with Section 5.03(b)) shall be binding and that they shall file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule and the Intended Tax Treatment. No party shall take or permit others to take on its behalf any position, whether in connection with a Tax audit, a Tax Return or otherwise, that is inconsistent with the Allocation Schedule or the Intended Tax Treatment unless required pursuant to a final determination or similar dispositive ruling or decision by a Taxing Authority. Any adjustments to the Purchase Price pursuant to this Agreement shall be allocated in a manner consistent with the Allocation Schedule.

SECTION 5.04      Taxes.

(a)            Buyer and Seller shall cooperate fully with, and as and to the extent reasonably requested by, the other in connection with the preparation and filing of any Tax Return, statement, report or form or any audit, litigation or other similar proceeding with respect to Taxes relating to the Transferred Assets. Such cooperation shall include the retention of all Tax Returns (including supporting work papers) and (upon request) the provision of records and information which are reasonably relevant to any such audit, litigation or similar proceeding or any Tax planning with respect to the Transferred Assets. Seller shall (i) retain for the period required by applicable Law all Tax Returns and other records with respect to Tax matters pertinent to Seller relating to any taxable period or portion thereof ending prior to the Closing Date, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) give Buyer reasonable written notice prior to destroying or discarding any such records and in such case, if Buyer so requests, allow Buyer to take possession of such Tax Returns and other records.

(b)            For purposes of this Agreement, the portion of any Tax imposed or payable with respect to the Transferred Assets for a Straddle Period shall be apportioned between the portion of the Straddle Period that begins on or before the Closing and ends on (and includes) the Closing (the “Pre-Closing Straddle Period”) and the portion of the Straddle Period that begins immediately after the Closing and continues to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 5.10(b). The portion of such Tax attributable to the Pre-Closing Straddle Period shall (i) in the case property Taxes and other Taxes that are not imposed or payable in connection with or measured by reference to economic activity or a transaction be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the total number of days in the Straddle Period and (ii) in the case of any Taxes that are imposed or payable in connection with or measured by reference to economic activity or a transaction (including, for the avoidance of doubt, any sales or use taxes, excise taxes, value-added taxes, payroll or employment taxes, withholding taxes and any Tax based on or measured by income, receipts or profits earned during a Straddle Period), be deemed equal to the amount that would be payable if the Straddle Period ended as of and included the Closing. The portion of a Tax attributable to a Post-Closing Straddle Period shall be calculated in a corresponding manner.

(c)            The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Transferred Assets to Buyer.

(d)            All transfer, documentary, excise, sales, use, value added, stamp, registration, recording and other similar Taxes, and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne and paid 50% by Buyer and 50% by Seller when due. The parties agree to cooperate, to the extent reasonably requested and permitted by applicable Law, to reduce any such Taxes, fees and charges arising in connection with the transactions contemplated under this Agreement. The party required by Law to do so will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other party will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

SECTION 5.05      Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE VI

No Recourse

SECTION 6.01      No Recourse. Except in connection with Buyer’s obligations to pay the Purchase Price to Seller, including any accrued interest in accordance with Section 2.03(b) and Section 2.03(c), each of Buyer and Seller mutually acknowledges and agrees that neither Buyer nor Seller shall have any obligation or liability of any kind to the other party for any costs or expenses (including legal fees and disbursements), judgments, fines, losses, damages or liabilities (whether at law or in equity) incurred by such other party or any of its Affiliates, successors or assigns for any inaccuracy or breach of any of any representations, warranties, covenants, or agreements in this Agreement or any other agreements, documents, or instruments delivered in connection with the transactions completed hereby, other than following the Closing for fraud (it being specifically understood and agreed that no claims or causes of action for fraud may be brought by either Buyer or Seller on any basis, whether in contract or in tort or otherwise and whether at law or in equity, other than for fraud). IN NO EVENT WILL EITHER BUYER OR SELLER HAVE ANY LIABILITY UNDER THIS AGREEMENT TO THE OTHER PARTY FOR ANY LOST PROFITS, LOST REVENUE, LOST DATA, COST OF COVER, OR SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF THOSE DAMAGES. EXCEPT FOR BUYER’S OBLIGATION TO PAY THE PURCHASE PRICE TO SELLER, INCLUDING ANY ACCRUED INTEREST IN ACCORDANCE WITH SECTION 2.03(b) AND SECTION 2.03(c), EACH PARTY’S MAXIMUM LIABILITY ARISING OUT OF OR RELATING TO THIS AGREEMENT IS LIMITED TO $100. THE TERMS IN THIS SECTION 6.01 SHALL APPLY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SHALL APPLY EVEN IF AN EXCLUSIVE OR LIMITED REMEDY STATED HEREIN FAILS OF ITS ESSENTIAL PURPOSE WITHOUT REGARD TO WHETHER SUCH CLAIM IS BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY OR OTHERWISE.

ARTICLE VII

Termination of Certain Prior Agreements

SECTION 7.01      Termination of Certain Prior Agreements. The parties hereby terminate the Manufacturing Services Agreement, work orders entered into under the Manufacturing Services Agreement, the Quality Services Agreement between the parties dated July 28, 2023 with Mustang Bio, Inc. as the Contract Giver and uBriGene Boston Biosciences Inc. as the Contract Acceptor, the Subcontracting CDMO Agreement, work orders entered into under the Subcontracting CDMO Agreement, the Quality Services Agreement between the parties dated July 28, 2023 with uBriGene Boston Biosciences Inc. as the Contract Giver and Mustang Bio, Inc. as the Contract Acceptor, and the Transition Services Agreement (collectively, the “Terminated Agreements”). In consideration of the covenants, agreements and undertakings of the parties herein, each party, on behalf of itself and its respective present and former parents, subsidiaries, Affiliates, officers, directors, shareholders, members, successors, and assigns (collectively, “Releasors”) hereby releases, waives, and forever discharges the other party and its respective present and former, direct and indirect, parents, subsidiaries, Affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors, and permitted assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty, or equity, which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever arising out of or relating to any Terminated Agreement.

ARTICLE VIII

Miscellaneous

SECTION 8.01      Waivers. At any time, the parties hereto may by written agreement signed by each of the parties hereto, (a) extend the time for, or waive in whole or in part, the performance of any obligation of any party under this Agreement, (b) waive any inaccuracy in any representation, warranty or statement of any party hereto or (c) waive any compliance with any covenant contained in this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any breach of any covenant or agreement hereunder shall be deemed a waiver of a preceding or subsequent breach of the same or any other covenant or agreement.

SECTION 8.02      Modifications and Amendments. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the parties hereto.

SECTION 8.03      Assignability, Beneficiaries, Governing Law and Enforcement.

(a)            This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party. No assignment shall relieve the assigning party of any of its obligations hereunder.

(b)            This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder.

(c)            This Agreement shall be governed by the law of the State of Delaware without reference to the choice of law doctrine of such state.

SECTION 8.04      Notices. Any notice, request, instruction or other communication to be given hereunder by any party to any other party shall be in writing and delivered personally, sent by postpaid registered or certified mail, or by e-mail:

if to Buyer, addressed to:

[***]

with a copy to:

[***]

and if to any Seller, addressed to:

[***]

with a copy to:

[***]

or to such other address as any party shall hereafter designate by like notice. Each notice, request, instruction, consent and other communication under this Agreement shall be deemed to have been given or delivered upon receipt thereof by the intended recipient.

SECTION 8.05      Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

SECTION 8.06      Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Agreement. If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

SECTION 8.07      Entire Agreement. This Agreement, the Exhibits annexed hereto, and the Ancillary Agreements constitute the entire understanding between the parties hereto with respect to the subject matter hereof and thereof and supersede all other understandings and negotiations with respect thereto.

SECTION 8.08      Payment of Expenses. Except as otherwise set forth in this Agreement, all costs and expenses associated with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

SECTION 8.09      Jurisdiction. Each party irrevocably agrees that any proceeding against them arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the state and federal courts located in the State of Delaware, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such proceeding and waives to the fullest extent permitted by law any objection that it may now or hereafter have that any such proceeding has been brought in an inconvenient forum.

SECTION 8.10      Service of Process. Each of the parties consents to service of any process, summons, notice or document which may be served in any proceeding in the state and federal courts located in the State of Delaware, which service may be made by certified or registered mail, postage prepaid, or as otherwise provided in Section 8.04 hereof, to such party’s respective address set forth in Section 8.04 hereof.

SECTION 8.11      Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby or disputes relating hereto or thereto. Each party (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.11.

SECTION 8.12      Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement will be enforced to the fullest extent permissible under the Laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement will be determined to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion determined to be invalid or unenforceable, such amendment to apply to the extent of such invalidity or unenforceability without affecting in any way the remaining provisions hereof, only with respect to the operation of such provision in the particular jurisdiction in which such determination is made.

SECTION 8.13      Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.14      Schedules. All section headings in the Schedules correspond to the sections of this Agreement, but a disclosure provided in any Schedule shall, if the relevance of such disclosure is reasonably apparent from the face of such disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed), constitute disclosure for purposes of each other section of this Agreement where such disclosure is relevant. Unless the context otherwise requires, all capitalized terms used in the Schedules shall have the respective meanings assigned to such terms in this Agreement. No disclosure of the Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication of liability for any such breach or violation. The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgement by the Seller that in and of itself, such information is material or outside the ordinary course. No disclosure in the Schedules shall be deemed to create any new rights in any third party.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

BUYER:

MUSTANG BIO, INC.

By:	/s/ Manuel Litchman, M.D.
Name:	Manuel Litchman, M.D.
Title:	President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

SELLER

UBRIGENE (BOSTON) BIOSCIENCES INC.

By:	/s/ Jian Chen
Name:	Jian Chen
Title:	Director

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

BILL OF SALE AND

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Bill of Sale, Assignment and Assumption Agreement (“Agreement”) is made and entered into as of June 27, 2024, by and between Mustang Bio, Inc., a Delaware corporation (“Buyer”) and uBriGene (Boston) Biosciences Inc., a Delaware corporation (“Seller”). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

WHEREAS, this Agreement is executed in connection with that certain Asset Purchase Agreement (as amended, restated, supplemented or otherwise modified from time to time, the (“Purchase Agreement”), dated as of the date hereof, by and between Seller and Buyer, whereby Buyer has agreed to purchase certain assets, properties and rights of Seller.

WHEREAS, subject to the terms and conditions set forth in the Purchase Agreement, Seller desires to sell, assign, transfer and deliver to Buyer and Buyer desires to purchase and acquire from Seller, all right, title and interest in, to and under the Transferred Assets; and WHEREAS, subject to the terms and conditions set forth in the Purchase Agreement, Seller has agreed to assign all of its rights, title and interests in, and Buyer has agreed to assume, the Assumed Liabilities.

NOW THEREFORE, for and in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration paid by Buyer to Seller, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree as follows:

1.	Transferred Assets. In accordance with and subject to the terms and conditions of the Purchase Agreement, Seller hereby sells, assigns, transfers and delivers to Buyer, and Buyer does hereby purchase and acquire, all of Seller’s right, title and interest in, to and under the Transferred Assets. Since the closing of the Prior Purchase Agreement and Seller’s acquisition of the Transferred Assets, Seller has not transferred title to any of the Transferred Assets to any third party or Affiliate, has not licensed to any third party or Affiliate any of the Transferred Assets, and has not encumbered the Transferred Assets with any Liens.

2.	Assumption of Liabilities. In accordance with and subject to the terms and conditions of the Purchase Agreement, Seller hereby assigns all of its rights, title and interests in, and Buyer hereby assumes and agrees to pay, perform and discharge when due, the Assumed Liabilities. Notwithstanding anything to the contrary contained herein, Seller does not hereby assign, and Buyer does not hereby assume, of any nature whatsoever, any Excluded Assets or Excluded Liabilities.

3.	Miscellaneous.

a.	The transfer and assignment set forth herein is made by Seller subject to the terms, conditions, limitations, covenants, representations, warranties and other provisions contained in the Purchase Agreement, which are incorporated herein by reference. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the Purchase Agreement shall govern, supersede and control this Agreement in all respects.

b.	Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any person or entity, other than the parties to this Agreement, any rights, remedies, obligations or liabilities.

c.	This Agreement shall be binding solely upon and inure to the benefit of Buyer and Seller and their respective permitted successors and assigns. Section 8.03 of the Purchase Agreement shall govern the assignability of this Agreement and is hereby incorporated by this reference.

d.	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original copy and all of which together will constitute one and the same instrument.

e.	All notices and other communications required or permitted hereunder will be made in accordance with the Purchase Agreement.

f.	This Agreement may not be amended, or any term or condition waived, unless signed by the party to be charged or making the waiver.

g.	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to its conflict of laws rules.

h.	The recitals set forth above are incorporated herein by reference as reflecting the general understanding and intent of the parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Buyer and Seller have caused this Bill of Sale, Assignment and Assumption Agreement to be duly executed by their respective authorized representatives as of the date first written above.

SELLER:

UBRIGENE (BOSTON) BIOSCIENCES INC.

By:	/s/ Jian Chen
Name:	Jian Chen
Title:	Director

[Signature Page to Bill of Sale and Assignment Assumption Agreement]

BUYER:

MUSTANG BIO, INC.

By:	/s/ Manuel Litchman, M.D.
Name:	Manuel Litchman, M.D.
Title:	President and Chief Executive Officer

[Signature Page to Bill of Sale and Assignment Assumption Agreement]

SCHEDULE 5.03(b)

PURCHASE PRICE ALLOCATION

The purchase price (as determined for tax purposes) shall be allocated among the Company’s assets as follows in a manner consistent with Section 1060 of the Code and the Treasury Regulations thereunder:

Asset Class		Allocation Methodology

I.	Cash and Cash Equivalents	Book Value as of the Closing Date

II.	Actively Traded Personal Property	Book Value as of the Closing Date

III.	Accounts Receivable	Book Value as of the Closing Date

IV.	Inventory	Book Value as of the Closing Date

V.	Other Assets (other than Class VI and VII)	Book Value as of the Closing Date

VI.	Certain Section 197 Intangibles	Book Value as of the Closing Date

VII.	All other Section 197 Intangibles	Balance of the purchase price not previously allocated above

For the avoidance of doubt, “Book Value” shall be determined in accordance with the books and records of Seller.

[Signature Page to Bill of Sale and Assignment Assumption Agreement]